ORBITAL COPRORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 30 MAY 2011	OTCBB Code: OBTMY

ORBITAL COMPLETES ACQUISITION OF SPRINT GAS STAKE

PERTH, AUSTRALIA – 30 May 2011 – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”), is pleased to advise that it has completed its investment in the LPG aftermarket business of Sprint Gas (Aust) Pty Ltd. This investment has been effected by Orbital’s acquisition of 55% of the shares of a newly formed company which has acquired the business assets of Sprint Gas including all brands, intellectual property, contracts, inventory and other operational assets.

The Sprint Gas business was founded in 1978 by the Boemo family who will continue to own 45% of the business as a co-investor with Orbital.

For further information on the transaction and the Sprint Gas business please refer to our announcement of 19 May 2011 “Orbital acquires Sprint Gas stake”.

ENDS

CONTACTS	Terry Stinson CEO or Keith Halliwell CFO Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).